September 9, 2022

Mr. Patrick Kuhn

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Grand Canyon Education, Inc. Form 10K for the fiscal year Ended December 31, 2021 Filed February 16, 2022 Form 8-K Furnished August 4, 2022 File No. 001-34211

Dear Mr. Kuhn

This letter responds to the letter of the staff of the Securities and Exchange Commission (the “Staff”), dated August 26, 2022, to Mr. Daniel E. Bachus, Chief Financial Officer of Grand Canyon Education, Inc. (the “Company”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed on February 16, 2022 (the “2021 10-K”) and the Company’s Current Report on Form 8-K Furnished August 4, 2022 (the “8-K”).

This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. Page references are to the page numbers of the applicable filings, as they appear on EDGAR.

Form 8-K Furnished August 4, 2022

Exhibit 99.1
2022 Outlook, page 7

Staff’s Comment:

1.

Please present with equal or greater prominence the respective comparable outlook GAAP measures to the apparent non-GAAP measures “as adjusted operating margin” and “as adjusted diluted EPS,” with reconciliations between the GAAP and non-GAAP measures as appropriate. In regards to “as adjusted diluted EPS,” it appears you need to present the non- GAAP basis for the measure, the comparable GAAP measure to the non-GAAP basis and reconciliated between these two measures. Refer to Item 10€(1)(i)(A) and (b) of Regulation S-K and Question 102.10 of the staff’s “Non-GAAP Financial Measures” Compliance and Disclosure Interpretations.

Company’s Response:

The Company acknowledges the Staff’s comment and will include in its future Form 8-K’s enhanced disclosures regarding the matters identified above substantially similar to the following:

Mr. Patrick Kuhn

United States Securities and Exchange Commission

September 9, 2022

2022 Outlook

Q3 2022:

•	Service revenue of between $207.3 million and $209.3 million;
•	Operating margin of between 15.1% and 15.3%;
•	“As adjusted” operating margin of between 16.1% and 16.3%;
•	Effective tax rate of 18.4%;
•	Diluted EPS of between $0.81 and $0.83;
•	“As adjusted” diluted EPS of between $0.86 and $0.88; and
•	31.6 million diluted shares.

The “As adjusted” operating margin guidance equates to operating margin, excluding amortization of intangible assets of $2.1 million, and the “As adjusted” diluted EPS equates to diluted EPS, excluding amortization of intangible assets net of taxes of $1.7 million.

Q4 2022:

●	Service revenue of between $252.0 million and $256.0 million;
●	Operating margin of between 33.9% and 34.0%;
●	“As adjusted” operating margin of between 34.7% and 34.8%;
●	Effective tax rate of 22.9%;
●	Diluted EPS of between $2.09 and $2.13;
●	“As adjusted” diluted EPS of between $2.14 and $2.18; and
●	31.5 million diluted shares.

The “As adjusted” operating margin guidance equates to operating margin, excluding amortization of intangible assets of $2.1 million, and the “As adjusted” diluted EPS equates to diluted EPS, excluding amortization of intangible assets net of taxes of $1.6 million.

Full Year 2022:

●	Service revenue of between $903.2 million and $909.2 million;

Mr. Patrick Kuhn

United States Securities and Exchange Commission

September 9, 2022

●	Operating margin of between 25.2% and 25.3%;
●	“As adjusted” operating margin between 26.2% and 26.3%;
●	Effective tax rate of 23.4%;
●	Diluted EPS between $5.39 and $5.44;
●	“As adjusted” diluted EPS between $5.60 and $5.66; and
●	32.5 million diluted shares.

The “As adjusted” operating margin guidance equates to operating margin, excluding amortization of intangible assets of $8.4 million and losses on fixed asset disposals of $0.7 million, and the “As adjusted” diluted EPS equates to diluted EPS, excluding amortization of intangible assets net of taxes of $6.4 million and losses on fixed asset disposals net of taxes of $0.5 million.

***

If you require any additional information on these issues, of if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (602) 247-4400.

Sincerely,

GRAND CANYON EDUCATION, INC.

By: /s/ Daniel E. Bachus

Name:Daniel E. Bachus

Its:Chief Financial Officer

cc:DLA Piper LLP (US)

David P. Lewis, Esq. (via e-mail: David.lewis@dlapiper.com)